UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-14860
Swisscom AG
(Exact name of registrant as specified in its charter)
Alte Tiefenaustraße 6, 3050 Bern, Switzerland,
Tel.: +41 31 342-1111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
American Depositary Shares, each representing one-tenth of one Registered Share, nominal value CHF 1 per share;
Registered Shares, nominal value CHF 1 per share
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☑	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
     Swisscom AG (“Swisscom” or the “Company”) first incurred the duty to file reports under sections 13(a) and 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on October 2, 1998 when its Registration Statement on Form F-1 (Commission File No. 333-9344) and its related Form 8-A were declared effective by the Commission.
     For the 12 months preceding the filing of this Form 15F, Swisscom has filed or submitted all reports required under Exchange Act section 13(a) or section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the fiscal year ending
December 31, 2006.
Item 2. Recent United States Market Activity
     Swisscom’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) pursuant to a Registration Statement on Form F-1 (Commission File No. 333-9344) that was declared effective on October 2, 1998.
Item 3. Foreign Listing and Primary Trading Market
     As of the date of this filing, Swisscom’s Registered Shares are listed on the SWX Swiss Exchange (“SWX”) in Zurich, Switzerland, and are traded over the virt-x platform in London, United Kingdom (“virt-x”). The primary trading market for Swisscom’s Registered Shares is the United Kingdom.
     Swisscom’s Registered Shares were admitted to the SWX on October 5, 1998 and have been included in virt-x since June 25, 2001. Swisscom has maintained the SWX listing of its Registered Shares during the preceding 12 months.
     During the 12-month period from August 31, 2006 to August 30, 2007, the average daily trading volume (“ADTV”) of Swisscom’s Registered Shares in the United Kingdom represented 97.69% of its worldwide ADTV.

Item 4. Comparative Trading Volume Data
     During the 12-month period from August 31, 2006 to August 30, 2007, the ADTV of Swisscom’s Registered Shares (including Registered Shares represented by American Depositary Receipts (“ADRs”)) in the United States (4,474 shares) represented 2.28% of the ADTV of Swisscom’s Registered Shares (including Registered Shares represented by ADRs) on a worldwide basis (196,433 shares).
     The delisting from the New York Stock Exchange of Swisscom’s Registered Shares and American Depositary Shares (“ADSs”) became effective on August 30, 2007. Swisscom has not terminated its sponsored ADR facility for ADSs, each representing one-tenth of one Registered Share, nominal value CHF 1 per share.
     The sources of the trading volume information used for these calculations were Bloomberg data screens associated with the ticker symbols for Swisscom in the various markets, including data relating to both on-exchange (ticker “SCM US Equity”) and over-the-counter (ticker “SWZCF US Equity”) trading in the United States, data relating to trading on the virt-x platform (ticker “SCMN VX Equity”) and data relating to over-the-counter trading in the United Kingdom (ticker “SMO LN Equity”) and Germany (ticker “SWJ GR Equity”). Swisscom reserves the right to re-calculate any calculations in this Form 15F used for determining its compliance with Rule 12h-6 on a basis that includes OTC trading in jurisdictions other than in the United States, United Kingdom and Germany.
Item 5. Alternative Record Holder Information
     Not applicable.
Item 6. Debt Securities
     Not applicable.
Item 7. Notice Requirement
     On August 8, 2007, Swisscom issued a press release announcing its intent to terminate its reporting obligations under the Exchange Act. This press release was circulated by all of the major financial news wire services in the United States. A copy of the press release was submitted to the SEC under cover of a Form 6-K on August 8, 2007.
Item 8. Prior Form 15 Filers
     Not applicable.
PART II
Item 9. Rule 12g3-2(b) Exemption
     Swisscom will publish the information required under Rule 12g3-2(b)(1)(iii) on its website, http://www.swisscom.com.
PART III
Item 10. Exhibits
     Not applicable.
Item 11. Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i); or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Swisscom AG has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Swisscom AG certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Swisscom AG (Registrant)

September 4, 2007 (Date)	/s/ U. Dietiker Name: Ueli Dietiker Title: Chief Financial Officer

September 4, 2007 (Date)	/s/ P. Kübler Name: Philip Kübler Title: General Counsel